B. Riley Securities, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

December 15, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Edwin Kim, Esq.

Re:	GAN Limited Registration Statement on Form F-l File No. 333-251163

Dear Mr. Kim:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as underwriter of GAN Limited’s proposed public offering of its ordinary shares, hereby joins GAN Limited’s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 4:00 p.m. (Eastern time) on Wednesday, December 16, 2020, or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please be advised that between December 14, 2020 and the date hereof, we have distributed approximately 435 copies of the Preliminary Prospectus, dated December 14, 2020 to prospective dealers, institutional investors and others.

The undersigned confirms that they have complied with and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

B. Riley Securities, Inc.

By:	/s/ Jimmy Baker
Name:	Jimmy Baker
Title:	Head of Capital Markets

[GAN Limited Acceleration Request]